PROVIDENT™

Provident Financial Holdings, Inc.

December 31, 2007

www.myprovident.com

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GS:	PROV
Share price:	$16.46
52-week range:	$16.03 - $30.50
Shares outstanding	6,196,434 shares
Market cap:	$102.0 million
P/E (ttm):	16.14
EPS (ttm):	$1.02
Annual div & yield:	$0.72 (4.37%)
Div distribution date:	14-Dec-07
Div record date:	19-Nov-07
As of December 31, 2007	

Organizational Chart


Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp

Provident Financial Holdings, Inc.

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Largest independent community bank headquartered in Riverside County, California
- Fifth largest deposit market share in the Riverside-San Bernardino RMA

PROVIDENT
Provident Financial Holdings, Inc.

Provident Locations

✦ **Pleasanton, Northern California**



San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Beaumont (Fall 2008)
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (Summer 2008)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga

Retail Offices:

- Glendora
- Riverside

Provident Financial Holdings, Inc.

PROV Highlights

Financial Position:	As of 12/31/2007	As of 09/30/2006
Total assets ………………………	$ 1.64 billion	$ 1.70 billion
Loans held for investment …….	$ 1.40 billion	$ 1.31 billion
Deposits ………………………..	$ 1.01 billion	$ 915.0 million
Equity ……………………………	$ 126.3 million	$ 138.4 million
Tangible equity …………………	$ 126.3 million	$ 138.4 million

Financial Results:	Quarter Ended 12/31/2007	Quarter Ended 09/30/2006
Net income ……………………..	$ 1.2 million	$ 5.3 million
Return on average equity ……..	3.72%	15.25%
Return on average assets …….	0.29%	1.28%
Net interest margin ……………	2.42%	2.68%
Efficiency ratio …………………	62.45%	45.37%
Total loan originations ………..	$ 192.7 million	$ 429.7 million
Provident Bank ……………….	$ 61.6 million	$ 70.2 million
Provident Bank Mortgage ….	$ 131.1 million	$ 359.5 million

Quarterly Net Income



(In Millions)
$3.9
$1.5
$2.5
$2.0
$0.8
$1.2
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Net Income was $5.3 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments



(In Millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
-$1.0
-$2.0
-$3.0
$0.9
$6.1
$0.1
$2.7
$5.4
$(0.8)
$6.5
$(2.7)
$4.6
$(3.0)
$5.0
$(2.8)
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Community Banking
Mortgage Banking

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $8.4 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$10.7
$10.5
$10.7
$9.9
$9.4
$9.6
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Non-Interest Income


(In Millions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.6
$3.5
$1.4
$2.9
$1.4
$2.3
$1.6
$0.6
$1.3
$0.1
$1.0
$0.9
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Gain on Sale of Loans
Other Fees

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Other Fees were $3.9 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Net Interest Margin



3.00%
2.75%
2.50%
2.25%
2.00%
2.67%
2.50%
2.49%
2.37%
2.40%
2.42%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin vs. Fed Funds



5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%

	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NIM (%)	3.00%	2.82%	2.67%	2.50%	2.49%	2.37%	2.40%	2.42%
Fed Funds (%)	4.75%	5.25%	5.25%	5.25%	5.25%	5.25%	4.75%	4.25%

Operating Expenses



(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.2
$8.2
$8.6
$8.8
$7.6
$7.2
12% Decline
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

G&A to Average Assets

Provident Financial Holdings, Inc.



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
1.99%
1.92%
1.96%
2.06%
1.91%
1.77%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Efficiency Ratio



75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
51.94%
55.72%
59.86%
72.78%
70.95%
62.45%
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, the Efficiency Ratio was 45.37% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Assets



1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.95%
0.35%
0.58%
0.47%
0.19%
0.29%
09/06 (1)
12/06
03/07
06/07
09/07
09/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Assets was 1.28% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Equity



12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
11.36%
4.40%
7.60%
6.09%
2.36%
3.72%
09/06 (1)
12/06
03/07
06/07
09/07
09/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Equity was 15.25% as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Diluted Earnings per Share



$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
$0.57
$0.22
$0.39
$0.32
$0.12
$0.19
09/06 (1)
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Diluted Earnings per Share was $0.77 as described in the Form 10-Q for the quarter ended September 30, 2006.

Book Value per Share

Provident Financial Holdings, Inc.



$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$20.09 $20.09
$19.99 $19.99
$20.11 $20.11
$20.22 $20.22
$20.24 $20.24
$20.38 $20.38
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank
More for you everyday.

Total Assets



(In Millions)
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,699
$1,772
$1,770
$1,649
$1,606
$1,640
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Loan to Investment Mix



(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$194
$1,309
$182
$1,391
$165
$1,391
$151
$1,351
$144
$1,367
$154
$1,395
5% C.A.G.R.*
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/06 through 12/31/07.

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.


(In Millions)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$70
$94
$55
$17
$60
$62
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment)



(In Millions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
09/06
12/06
03/07
06/07
09/07
12/07
Preferred Loans
Single-family loans
% of Preferred Loans to LHFI

Loan Portfolio Mix
(Loans Held for Investment)



(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
$814
$577
$4
As of 12/31/2007
Single-Family
"Preferred Loans"
Other



(In Millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
$818
$479
$12
As of 09/30/2006
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(InThousands)
2.60%
2.40%
2.20%
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
(Percentage)

	09/06	12/06	03/07	06/07	09/07	12/07
Non-Performing Assets	$4,426	$13,740	$14,680	$19,711	$20,591	$24,372
NPA to Total Assets	0.26%	0.78%	0.83%	1.20%	1.28%	1.49%

Asset Quality

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
-$1,000
(In Thousands)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
(Percentage)

	09/06	12/06	03/07	06/07	09/07	12/07
PLL	$637	$3,746	$1,185	-$490	$1,519	$2,140
ALL to LHI	0.82%	1.04%	1.12%	1.09%	1.13%	1.22%

PROVIDENT
Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In Millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$618
$541
$379
$689
$570
$360
$637
$618
$366
$503
$648
$353
$453
$676
$336
$494
$666
$340
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Provident Financial Holdings, Inc.

Deposit Composition


As of 12/31/2007
(In Millions)
$0
$100
$200
$300
$400
$500
$600
$700
$666
$147
$120
$43
$30
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market


As of 09/30/2006
(In Millions)
$0
$100
$200
$300
$400
$500
$541
$170
$127
$49
$33
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

PROVIDENT
Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT
Bank Mortgage™
Faster funded home loans.

Provident Bank Mortgage Loan Originations


(In Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$48
$311
$79
$310
$37
$294
$39
$189
$34
$97
$33
$98
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

PBM Purchase vs. Refinance


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	09/06	12/06	03/07	06/07	09/07	12/07
Refinance	58%	66%	65%	73%	61%	59%
Purchase	42%	34%	35%	27%	39%	41%

(Quarter Ended)

"High Margin" vs. "Low Margin" Products


(In Millions)
$350
$300
$250
$200
$150
$100
$50
$0
$71
$89
$91
$97
$79
$89
$240
$221
$203
$92
$18
$9
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Loan Sale Margin



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.11%
1.00%
0.71%
0.31%
0.11%
1.09%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



(In Millions)
$140
$135
$130
$125
$120
$115
$110
$105
$100
$138
$134
$132
$129
$126
$126
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Share Repurchase Program



200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	09/06	12/06	03/07	06/07	09/07	12/07
Shares Repurchased	111,185	190,338	194,580	168,491	150,712	36,369
Average Cost per Share	$30.35	$30.09	$27.62	$24.79	$22.40	$19.24

(Quarter Ended)

Cash Dividend per Share



$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.15
$0.18
$0.18
$0.18
$0.18
$0.18
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Consolidated Capital Ratio


8.14% 8.14%
7.55% 7.55%
7.43% 7.43%
7.82% 7.82%
7.85% 7.85%
7.70% 7.70%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio

Tier 1 Core Capital Ratio



10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
7.51%
7.14%
7.15%
7.63%
7.18%
7.14%
09/06
12/06
03/07
06/07
09/07
12/07
(Quarter Ended)

Stock Performance



$130
$120
$110
$100
$90
$80
$70
$60
$50

	Jun 2006	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007
PROV	$100	$101	$103	$93	$85	$77	$57
Nasdaq Bank Index	$100	$103	$108	$104	$102	$96	
Nasdaq Stock Index	$100	$104	$111	$111	$119	$123	

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on June 30, 2006 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™
NASDAQ
LISTED

www.myprovident.com